Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Executive Board

Heineken N.V.

We consent to the incorporation by reference in the registration statement (No. 333-187806) on Form F-3 of Fomento Económico Mexicano, S.A.B. de C.V. of our report dated February 10, 2015, with respect to the consolidated statements of financial position of Heineken N.V. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of cash flows, and consolidated statements of changes in equity for each of the years in the three-year period ended December 31, 2014, which report appears in the December 31, 2014 annual report on Form 20-F of Fomento Económico Mexicano, S.A.B. de C.V.

/s/ KPMG Accountants N.V.

Amsterdam, the Netherlands

April 21, 2015